REEF RESOURCES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2019

C O N T E N T S

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ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8-66748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2019___ AND ENDING ___December 31, 2019___

                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REEF RESOURCES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D.NO.

140   LAKESIDE   AVENUE

SEATTLE   WA   98122

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFF FEINGLAS   (206) 686-6661

                                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
BDO   USA   LLP

                    (Name – *if individual, state last, first, middle name*)
601   UNION   ST,   STE
2300   SEATTLE   WA   98101

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____JEFF FEINGLAS_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____REEF RESOURCES, LLC , as of _____DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



JEFFREY A CURRIER
Notary Public
State of Washington
License Number 181758
My Commission Expires
November 04, 2023

_____
Signature

_____Financial & Operations_____
Principal
_____
Title

_____
Notary Public
State of WA   County of KING

Sworn to me this 27th day of Feb, 2020.

This report ** contains (check all applicable boxes):

- ☒ (a)   Facing Page.
- ☒ (b)   Statement of Financial Condition.
- ☒ (c)   Statement of Income (Loss).
- ☒ (d)   Statement of Changes in Financial Condition.   (CASH FLOWS)
- ☒ (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.   (NOT APPLICABLE)
- ☒ (g)   Computation of Net Capital.
- ☐ (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.   (NOT APPLICABLE)
- ☐ (i)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j)   A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.   (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.   (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.   (NOT APPLICABLE)

*   RESERVE REQUIREMENT IS NOT APPLICABLE

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

- ☒ (o) Exemption Report Requited by Rule 17a-5

3



Tel: 206-382-7777
Fax: 206-382-7700
www.bdo.com

Two Union Square, 601 Union Street
Suite 2300
Seattle, WA 98101

Report of Independent Registered Public Accounting Firm

To the Member
Reef Resources, LLC
Seattle, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reef Resources, LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 and Schedule II, Reconciliation Between the Computation of the Net Capital per the Broker's Unaudited Focus Report Part IIA, and the Audited Computation of Net Capital (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

We have served as the Company's auditor since 2019.

Seattle, Washington
February 27, 2020

REEF RESOURCES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS

Cash	$ 20,627
Accounts Receivable	57,679
Prepaid expenses	5,391
Total Assets	$ 83,697

LIABILITIES

Accounts Payable	$1,286
Total Liabilities	$1,286

MEMBER'S EQUITY

Member's equity	$ 82,411
Total Liabilities and Member's Equity	$ 83,697

See Notes to Financial Statements

REEF RESOURCES, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2019

Revenue	
Fee income	$243,028
Expenses	
Regulatory fees	10,135
Taxes	4,683
Professional fees	9,650
License and permits	113
Office expense	171
Insurance	516
Miscellaneous expenses	8
Total Expenses	25,276
Net Income	**$217,752**

REEF RESOURCES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2019

Balance, December 31, 2018	$ 89,659
Net Income	217,752
Member Distributions	(225,000)
Balance, December 31, 2019	$82,411

See Notes to Financial Statements

REEF RESOURCES, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

Cash Flows from Operating Activities	
Net Income	$217,752
Adjustments to reconcile net income to net cash flows from operating activities	
Change in Accounts Receivable	12,590
Change in prepaid expenses	2,373
Change in Accounts Payable	(282)
Net cash flows from operating activities	$232,433
Cash Flow from Financing Activity	
Member Distributions	(225,000)
Net increase in cash	7,433
Cash, beginning of year	13,194
Cash, end of year	$20,627

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

<u>Organization</u>

Reef Resources, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.   The Company's offices are located in Seattle, Washington.   The Company locates investors for other companies and refers customers to other companies.   The Company has claimed an exemption from Securities Exchange Act of 1934 Rule 15c3-3(k) by meeting the exemptive provisions of Rule 15c3-3(k)(2)(i) during the year ended December 31, 2019.

The Company is a limited liability company (or "LLC"), and as an LLC, the liability to the owner is generally limited to amounts invested.

<u>Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts during the reporting period.   Actual results could differ from the estimates that were used.

Revenue Recognition

The Company enters into arrangements with investment fund managers to introduce potential investors to the manager.   To the extent the referred investor becomes an investor in the fund, the Company is entitled to receive fees from the manager based on the management and performance fees received by the manager for so long as the referred client maintains an investment in the manager's fund.   The Company recognizes income from these arrangements in the quarter with respect to which the management and performance fees are earned by the fund manager at which point it becomes probable that significant reversal of the revenue recognized will not occur.   The Company believes that its performance obligation under these arrangements is satisfied on the date the investor actually invests in the referred fund.   The Company has no further obligations to the manager or the investor once the investment in the fund is made by the referred investor.

Receivables from contracts with customers are recognized in Accounts Receivable in the balance sheets when the underlying performance obligations have been satisfied and the Company has the right per the contract to bill the customer.   Accounts receivable are stated at principal amounts and are primarily comprised of amounts contractually due from referral services. The Company provides an allowance for doubtful accounts based on an evaluation of customer past due account balances. When an account is deemed uncollectible, it is generally written off against the allowance. In determining whether to record an allowance for a specific customer, the Company considers a number of factors, including prior payment history and financial information for the customer. As of December 31, 2019, the Company has determined that no allowance for doubtful accounts is necessary.

The Company has no incremental costs to obtain or fulfill contracts.

All revenue and receivables were derived from one customer for the year ended December 31, 2019.

Cash

Cash includes cash in banks.   On occasion, the Company has deposits in excess of federally insured limits.

Income Taxes

As an LLC, the Company is not taxed at the reporting level.   Instead, its items of income, loss, deduction, and credit are passed through to its member owner.   The Company does not file federal tax returns at the Company level as it is owned by a single member.

Considering the tax status of the Company and its ultimate parent, and applicable guidance from ASC 740, *Income Taxes*, and ASC 272, *Limited Liability Entities*, regarding single member LLCs that are disregarded for tax purposes, no federal or state income tax provision, or deferred tax asset or liability will be presented or recognized in these financial statements.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued, which was February 27, 2020.

Note 2.   Related Party Transactions

The Company has an expense sharing agreement with its member owner whereby the member owner pays for the majority of the Company's general and administrative expenses, including occupancy and payroll expenses.   In accordance with the terms of the agreement and due to limited activity in 2019, there were no charges to the Company in 2019.

The expense sharing agreement also states the member owner will pay certain expenses for the Company (filing fees and direct operating expenses) for which he will be reimbursed.   The Company did not owe the member owner any amounts under this arrangement at December 31, 2019.

Note 3.   Commitments, Contingencies, and Guarantees

Management of the Company believes that there are no commitments, contingencies, or guarantees that may result in a loss or future obligation as of December 31, 2019.

Note 4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1).   Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $5,000, whichever is greater.   At December 31, 2019, the required minimum net capital was $5,000.   The Company had computed net capital of $19,341 at December 31, 2019, which was in excess of the required net capital level by $14,341.   In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1.   At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital was 0.0665 to 1.

SUPPLEMENTAL INFORMATION

REEF RESOURCES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2019

COMPUTATION OF NET CAPITAL

Member's equity	$82,411
Deductions	
Receivable	(57,679)
Prepaid expenses	(5,391)
Net capital	19,341
Minimum net capital	5,000
Excess net capital	$14,341

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and total aggregate indebtedness	$1,286

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$5,000
Percentage of aggregate indebtedness to net capital	6.65%
Ratio of aggregate indebtedness to net capital	0.0665 to 1

Reef Resources, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

REEF RESOURCES, LLC

SCHEDULE II
RECONCILIATION BETWEEN
THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED
FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL
December 31, 2019

Net capital per the Company's unaudited Focus Report, Part IIA, and
  net capital per Schedule I $ 19,341



Tel: 206-382-7777
Fax: 206-382-7700
www.bdo.com

Two Union Square, 601 Union Street
Suite 2300
Seattle, WA 98101

Report of Independent Registered Public Accounting Firm

To the Member
Reef Resources, LLC
Seattle, Washington

We have reviewed management's statements, included in the accompanying Exemption Report - 2019, in which (1) Reef Resources, LLC ("the Company") identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which the Company claimed an exemption from Rule 15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

Seattle, Washington
February 27, 2020



February 27, 2020

BDO USA, LLP

601 Union Street, Suite 2300

Seattle, WA 98101

Ladies and gentlemen:

We are providing this letter in connection with your review of the Reef Resources, LLC Exemption Report - 2019, as required by the Securities Exchange Act of 1934 ("SEA") Rule 17a-5(d)(4), for the fiscal year ended December 31, 2019, the most recent fiscal year, for the purpose of determining whether any material modifications should be made to management's assertions, referred to below, for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of SEA Rule 15c3-3. We confirm, as of the date of this representation letter, the following representations made to you during your reviews of the Exemption Report:

a) We are responsible for the Company's compliance with the identified exemption provision throughout the most recent fiscal year;

b) The following are the Company's assertions:

    i. The Company claimed an exemption from SEA Rule 15c3-3 under the provision of paragraph (k)(2)(i);

    ii. The Company met the identified exemption provisions in SEA Rule 15c3-3 (k) throughout the most recent fiscal year without exception.

These assertions are our responsibility.

c) We have made available to you all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of this letter; and

d) Subsequent to December 31, 2019, there were no known events or other factors that might significantly affect the Company's compliance with the identified exemption provision.



Very truly yours,



_____
Jeff Feinglas, FinOp

_____
Drew Myers, Managing Member